Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: lliad Holdings, Inc.
Commission File No.
Universal Compression Holdings, Inc. Stephen A. Snider Chairman, President and Chief Executive Officer J. Michael Anderson Senior Vice President and Chief Financial Officer March 2, 2007

Forward-Looking Statements Statements about Universal Compression Holdings' and Universal Compression Partners' outlook and all other statements in this presentation (and oral statements made regarding the subjects of this presentation) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal Compression Holdings' control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding: the ability of Universal Compression Holdings and Hanover Compressor Company to complete their proposed merger; the belief that the merger will allow Universal to further combat domestic contract compression cost pressures, will enhance value for stockholders, will enhance future growth of Universal Compression Partners and will close under the anticipated timing; and the belief that Universal Compression Partners' initial public offering, Universal Compression Holdings' debt refinancing, Universal Compression Partners' debt financing, a recent acquisition, and share repurchases will enable Universal Compression Holdings to continue to take advantage of strong market conditions. While Universal Compression Holdings believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for natural gas and the impact on the price of natural gas; employment workforce factors, including our ability to hire, train and retain key employees; our ability to timely and cost-effectively obtain components necessary to conduct our business; changes in political or economic conditions in key operating markets, including international markets; our ability to timely and cost-effectively implement our enterprise resource planning system; changes in safety and environmental regulations pertaining to the production and transportation of natural gas; the performance of Universal Compression Partners; the failure to realize anticipated synergies from the proposed merger; the results of the review of the proposed merger by various regulatory agencies and any conditions imposed on the new company in connection with consummation of the merger; failure to receive the approval of the merger by stockholders and the satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal Compression Holdings' Annual Report on Form 10-K for the year ended December 31, 2006, Universal Compression Partners' registration statement on Form S-1 and those set forth from time to time in Universal Compression Holdings' and Universal Compression Partners' filings with the Securities and Exchange Commission ("SEC"), which are available through our website www.universalcompression.com. Universal Compression Holdings and Universal Compression Partners expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise. (i)

Additional Information In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings and Hanover, and other materials, will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal Compression Holdings and Hanover, without charge, at the SEC's web site at www.sec.gov, Universal Compression Holdings' web site at www.universalcompression.com, and Hanover's web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856. Participants in Solicitation Hanover and Universal Compression Holdings and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover's and Universal Compression Holdings' respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. (ii)

Company Overview Leading global compression services company Experienced and successful management team $2.0 billion market cap* (NYSE: UCO) Key dates: Founded in 1954 LBO purchase from Tidewater in 1998 UCO IPO in 2000 UCLP IPO in October 2006 IPO of Universal Compression Partners, L.P.; $390 million equity market cap* (NASDAQ: UCLP) Recently announced merger with Hanover Compressor Company (NYSE: HC) * As of March 2, 2007 1

Merger with Hanover Compressor Company Merger agreement announced on February 5th Will create a global leader in the natural gas compression services and production and processing equipment Expected annual pre-tax cost savings of approximately $50 million Will be better positioned to compete in global market place Provides a larger pool of domestic contract compression units that can be offered for sale to UCLP Expected to close in third quarter of 2007 2

Investment Highlights Improving financial returns; stable and growing EBITDA Attractive long-term industry growth opportunities IPO of Universal Compression Partners Growing international business Recently announced merger with Hanover 3

Aftermarket Fabrication Contract 4th Qtr East 186 212 521 Aftermarket Fabrication Contract 4th Qtr East 36 29 354 Revenue Mix Gross Margin Mix Last twelve months ended December 31, 2006 Segment Financial Summary Gross Gross Segment Revenue Margin Margin % Contract compression $541 $361 67% Fabrication 216 29 14 Aftermarket services 191 39 20 Total $948 $429 45% (Dollars in millions) 57% 84% 20% 9% 23% 7% Total revenue less cost of sales, excluding depreciation and amortization; see Addendum, Non-GAAP Financial Measures, for information on Gross Margin Gross Margin as a percentage of revenue (1) (2) 4

Contract Compression 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 Domestic 61.9 68.9 69.4 67.3 65.5 65.1 67.1 67.8 69.2 69.7 71.1 71 71 73.2 75.2 76.9 79.7 82 86.8 94 101.5 101.1 101.6 International 14 16.3 16.5 13.3 17.3 16.6 16.2 16.4 19.7 20.7 20.8 21.4 22.7 22.9 27.8 28.7 30.3 31.1 33.5 33.3 35 36.3 37.894 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 Horsepower 1755 1916 1969 1923 1883 1886 1944 1948 1981 2026 2024 2002 2014 2066 2138 2201 2253 2275 2325 2351 2343 2339 2357 Spot Average Natural Gas Prices 4.4 2.81 2.41 2.47 3.4 3.19 4.27 6.9 5.63 4.89 5.08 5.61 6.08 5.46 6.25 6.4 6.95 9.53 11.63 8.98 6.57 6.07 6.68 Complete scope of outsourced compression service for customers Stability of fleet utilization creates recurring cash flow Currently addressing recent cost pressures in domestic segment Quarterly Revenue ($millions) % Utilization $ per Mcf Source of natural gas price data: Natural Gas Week and Lehman Brothers Average Operating Horsepower (In thousands) 5

Why Contract Compression Model Works CUSTOMER BENEFITS Enhanced production; Improved cash flow; Better ROIC CAPITAL COST Eliminate compressor investments / refocus capital OPERATING EXPERTISE Superior compressor runtime and lower operating costs FLEET MANAGEMENT Outsource fleet management and eliminate reapplication risk 6

(Dollars in millions) Jun 01 Sep 01 Dec 01 Mar 02 Jun 02 Sep 02 Dec 02 Mar 03 Jun 03 Sep 03 Dec 03 Mar 04 Jun 04 Sep 04 Dec 04 Mar 05 Jun 05 Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06 Feb 07* Fab 47 101 101 80 96 87 56 56 81 101 92 88 81 66 83 69 73 114 145 228 275 268 289 300 Compressor Fabrication Backlog (Third party sales only) Fabricate units in Houston, Calgary and Singapore for Universal fleet and third parties Recent BTE acquisition brings FPSO capabilities and adds compressor fabrication capacity in Asia * As of February 22, 2007 7

(Dollars in millions) Aftermarket Services 2002 2003 2004 2005 2006 CC 135.423 141.364 146.418 166.634 191.2 Annual Revenue Expanding base through acquisitions in international markets 8

Growth Strategy - Business Drivers Growing worldwide gas demand Declining reservoir pressures International expansion of gas infrastructure Increased trends towards outsourcing Increased unconventional gas production 1970 1980 1990 2000 2003 2010 2015 2020 2025 2030 North America 23.63 22.56 22.5 27.72 27.3 29.7 32.7 34.7 35.8 36.7 International excl. N. A. 12.21 30.33 50.9 60.55 67.7 86.3 101.3 115.3 129.2 145.3 Natural Gas Demand North America International excl. N. A. Source of chart data: Energy Information Administration (Trillion cubic feet) 9

1990 1992 1994 1996 1998 2000 2002 2004 Conventional 14.99623 14.72982 14.62111 14.41963 14.70153 14.22298 14.14658 13.84646 13.61666 13.42486 13.3496 13.30678 12.48433 12.19529 10.99376 Unconventional 2.813437 2.967998 3.218791 3.675829 4.119497 4.375676 4.707483 5.055842 5.406896 5.407378 5.832353 6.309537 6.604874 6.844732 7.471239 Total Production Source: Energy Information Administration Conventional and other Unconventional Unconventional production from tight sands, coalbed methane and shale gas is boosting compression demand Evolving U.S. Natural Gas Market 1990 1992 1994 1996 1998 2000 2002 2004 Unconventional 2.813437 2.967998 3.218791 3.675829 4.119497 4.375676 4.707483 5.055842 5.406896 5.407378 5.832353 6.309537 6.604874 6.844732 7.471239 Unconventional Production (Trillion cubic feet) 10

Canada 8 service locations and a fabrication facility in Calgary International Geographic Coverage Latin America 9 service locations in 6 countries Asia Pacific 5 service locations in 4 countries and a fabrication facility in Singapore Fabrication Aftermarket Service Contract Compression Typical Revenue Evolution in New Regions: Europe and Africa Expansion in 2006 11

Global Growth Opportunities Annual Gas Contracted Horsepower Market Production Universal Hanover U.S. & Canada ~26 Tcf 1,913 2,055 Latin America ~5 Tcf 393 814 Rest of World ~64 Tcf 73 50 Source: Energy Information Administration, company filings and management estimates (Horsepower in thousands) (at 12/31/06) 12

Financial Review Universal Compression Partners Strong annual results Stable and growing cash flow Disciplined capital spending and improving returns Improved balance sheet and lower cost of debt Stock repurchase program 13

UCLP Unit Price Performance 23 Current expected yield of 4.63% * * Based on unit price on March 2, 2007 and minimum cash distribution rate of $0.35 per unit per complete quarter, or $1.40 per year 14

Market Equity: $390 MM Debt: 125 MM Ent. Value: $515 MM Market Equity: $1,951 MM Debt: 831 MM Ent. Value: $2,782 MM 49% LP Interest 2% GP Interest Cash Distributions to LP and GP Interests Domestic CC (83% of Total DCC Business) International CC Fabrication AMS 59% of 2006 Gross Margin 25% of 2006 Gross Margin 7% of 2006 Gross Margin 9% of 2006 Gross Margin UCO intends to offer the remainder of its Domestic CC business to UCLP over time and for UCLP to be its primary growth vehicle for the Domestic CC business As of March 2, 2007 Includes 100% of Domestic CC business for 2006 (1) (1) Domestic CC (17% of Total DCC Business) (2) Universal Compression Partners 15

Twelve Months Ended December 31, 2006 2005 Change Revenue $948 $807 +17% EBITDA, as adjusted $312 $263 +19% Diluted EPS $2.78 $2.14 +30% Twelve Month Results (Dollars in millions except per share) Continued Strong Financial Performance See Addendum, Non-GAAP Financial Measures, for information on EBITDA, as adjusted Excludes pretax charges for debt extinguishment and asset impairment costs of $29.1 million in 2005 period and excludes a pretax charge for debt extinguishment costs of $1.1 million and a pretax benefit for employee benefit programs of $3.2 million in 2006 (2) (1) 16

Stable and Growing EBITDA 2001 2002 2003 2004 2005 2006 EBITDA 188.5 203.49 216.8 233.6 262.7 311.8 (Dollars in millions) See Addendum, Non-GAAP Financial Measures, for information on EBITDA, as adjusted EBITDA, as adjusted (1) 17

2003 2006 East 0.048 0.099 Improving Returns Return on Equity $2.5 Billion Total Capital Invested Since 1998 LBO Capital Invested in Acquisitions Growth & Other Capital Expenditures, Net of Sale Proceeds Incremental Fleet Unit Investments 15% Domestic 17% International Unleveraged, after tax IRR Excludes pretax charges for debt extinguishment and facility consolidation costs of $16.2 million in 2003 and pretax benefit related to employee benefit programs of $3.2 million and pretax charges for debt extinguishment costs of $1.1 million in 2006 (1) 18

Debt at period end; debt includes capital leases and compression equipment on operating lease See Addendum, Non-GAAP Financial Measures, for information on EBITDA, as adjusted Interest expense includes operating lease expense in 2001 and 2002 (3) 2001 2002 2003 2004 2005 2006 East 4.94 4.64 4.1 3.63 3.51 2.66 Debt to EBITDA Improving Credit Ratios (3) 2001 2002 2003 2004 2005 2006 East 2.67 2.46 2.85 3.47 4.81 5.44 EBITDA to Interest Expense (1) (2) 19

(Dollars in millions) Capital Structure Type Amount Rate Maturity Rating UCO Secured Revolver $347 L+100 2011 Ba1/BB UCO ABS Notes 187 L+74 2019 Aaa/AAA UCO Sr. Unsecured Notes 172 7.25% 2010 B1/B UCLP Secured Revolver 125 L+125 2011 n/a Total $831 Subject to interest rate swap agreements and before amortization of issuance costs Inclusive of AMBAC credit enhancement First call date in 2007 (3) Debt Structure at December 31, 2006 (2) (2) (1) Repurchased shares for $36 million, at an average price of $63.30, under $200 million share repurchase program instituted in fourth quarter 20

Excludes pretax charges for debt extinguishment and facility consolidation costs of $16.2 million in 2003, pretax charges for debt extinguishment of $1.0 million and a pretax gain related to the termination of interest rate swaps of $3.2 million in 2004, pretax charges for debt extinguishment and asset impairment costs of $29.1 million per share in 2005 and pretax charges for debt extinguishment costs of $1.1 million (1) Annual EPS Growth (1) (1) 34% CAGR (1) 21

Stock Price Performance As of March 2, 2007 UCO stock outperforming both OSX and S&P 500 since 2003 Universal OSX Index S&P 500 Index Indexed Value 22

Investment Highlights Improving financial returns; stable and growing EBITDA Attractive long-term industry growth opportunities IPO of Universal Compression Partners Growing international business Recently announced merger with Hanover 23

EBITDA, as adjusted, is defined as net income plus income taxes, interest expense (including debt extinguishment costs and gain on termination of interest rate swaps), leasing expense, depreciation and amortization, foreign currency gains or losses, minority interest, excluding non-recurring items (including facility consolidation costs), and extraordinary gains or losses. Beginning with the quarter ended September 30, 2002, the Company changed its definition of EBITDA, as adjusted, to exclude foreign currency gains or losses. All periods prior to September 30, 2002 have been recalculated from amounts previously disclosed by the Company to be consistent with this new definition of EBITDA, as adjusted. EBITDA, as adjusted, is not a measure of financial performance under GAAP and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Additionally, the EBITDA, as adjusted computation used herein may not be comparable to other similarly titled measures of other companies. We believe that EBITDA, as adjusted, is a useful measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Non-GAAP Financial Measures Calendar year periods Numbers may not add due to rounding Addendum I

Non-GAAP Financial Measures 2006 Gross margin is defined as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key components of our operations. Gross margin differs from gross profit, which includes depreciation expense. We believe gross margin is important because it focuses on the current operating performance of our operations and excludes the impact of the prior historical costs of the assets acquired or constructed that are utilized in those operations, the indirect costs associated with our selling, general and administrative activities, the impact of our financing methods and income taxes. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding of our performance. As an indicator of our operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Numbers may not add due to rounding Addendum II